CLIFFORD CHANCE US LLP

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Lyn Shenk and Doug Jones, Division of Corporate Finance

June 25, 2009

Dear Mr. Shenk and Mr. Jones:

     This letter contains the responses of TAM S.A., TAM Linhas Aéreas S.A. and TAM Capital Inc. (the “Registrants”) to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in relation to the Registrants’ annual report on Form 20-F.

1. The Registrants hereby confirm that they will accrue a liability and expense for their power by the hour (PBTH) contracts for all years presented in the IFRS financial statements to be included in the Registrants’ annual report for the year ended December 31, 2008 on Form 20-F. The Registrants intend to present information for the years ended December 31, 2008 and 2007 in those IFRS financial statements and the liability and expense for the PBTH contracts will be reflected for both years.

2. We set out below the draft wording that the Registrants intend to include in the footnote explaining their policy for accounting for PBTH contracts:

Accounting Policies:

2.24 Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The Company recognizes maintenance expenses for its engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided:

• For contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers, the costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as “time and materials” contracts.

• For contracts under which amounts are contractually payable to the maintenance provider based on hours flown, “power by the hour” contracts, a liability and a corresponding expense in the income statement are recognized as the hours are flown.

3. The Registrants confirm that they will include five years of Selected Financial Information in their annual report for the year ended December 31, 2008, in accordance with the requirements of Item 3.A of Form 20-F. The Registrants confirm that they will present that Selected Financial Information as follows:

• year ended December 31, 2008: IFRS as issued by the IASB;

• year ended December 31, 2007: IFRS as issued by the IASB;

• year ended December 31, 2006: Brazilian GAAP with a US GAAP reconciliation;

• year ended December 31, 2005: Brazilian GAAP with a US GAAP reconciliation; and

• year ended December 31, 2004: Brazilian GAAP with a US GAAP reconciliation.

The Registrants confirm that they had not entered into any PBTH contracts in the years ended December 31, 2005 or 2004.

With respect to the year ended December 31, 2006, only two engines of the Registrants’ total fleet were covered by the Registrants’ PBTH contracts, taking effect from November 1, 2006 only. The Registrants confirm to the Staff that the accounting impact of those two engines for two months of 2006, if it were to accrue a liability and expense for PBTH contracts, would be insignificant. Accordingly, in accordance with applicable accounting guidance, the Registrants would not accrue a liability and expense for the PBTH contracts for the year ended December 31, 2006 because of this insignificance. The Registrants confirm that they will accrue a liability and expense for their PBTH contracts under IFRS for the years ended December 31, 2008 and 2007.

The Registrants also confirm to the Staff that the conclusion of the previous discussions with the Staff in relation to accounting treatment under US GAAP for the Registrants’ loyalty program (as per the response letter of January 28, 2009) has an insignificant impact with respect to the years ended December 31, 2006, 2005 and 2004. Accordingly, in accordance with applicable accounting guidance, no changes will be made to the Registrants’ financial information in relation to the loyalty program for the years ended December 31, 2006, 2005 and 2004 because of this insignificance.

Please direct any comments or questions regarding the enclosed materials to the undersigned at 212.878.3250 or to Anand Saha at 212.878.8301.

Sincerely,

/s/ Jonathan Zonis

Jonathan Zonis, Partner